Exhibit 5.2

[Letterhead of Sullivan & Cromwell LLP]

November 19, 2020

Cullen/Frost Bankers, Inc.,

111 West Houston Street,

San Antonio, Texas 78205.

Ladies and Gentlemen:

We are acting as counsel to Cullen/Frost Bankers, Inc., a Texas corporation (the “Company”), in connection with the registration under the Securities Act of 1933 (the “Act”) of 6,000,000 depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 4.450% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference $1,000 per share (the “Preferred Shares”). The Depositary Shares are evidenced by depositary receipts (the “Depositary Receipts”) issued pursuant to the Deposit Agreement, dated as of the date hereof (the “Deposit Agreement”), among the Company, Computershare Inc., as depositary (the “Depositary”), and the holders from time to time of the Depositary Receipts. We have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is our opinion that the Depositary Receipts evidencing the Depositary Shares entitle the persons in whose names the Depositary Receipts are registered to the rights specified in the Depositary Receipts and the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Depositary Shares.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Preferred Shares have been deposited with the Depositary in accordance with the Deposit Agreement, that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the Depositary Receipts have been duly issued against deposit of the Preferred Shares with the Depositary, that the certificate evidencing the Depositary Receipts conforms to the specimen thereof examined by us, that the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers and, if necessary, have been duly countersigned by the registrar for the Depositary Receipts, that the Preferred Shares have been duly recorded by a transfer agent and duly registered by a registrar thereof in the direct registration system of the Company, that the notice required by Section 3.205 of the Business Organizations Code of the State of Texas will be given to the holders of the Preferred Shares within a reasonable time following the issuance of the Preferred Shares, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be incorporated by reference into the Registration Statement relating to the Depositary Shares and the Preferred Shares and to references to us under the heading “Validity of the Securities” in the Prospectus Supplement relating to the Depositary Shares and the Preferred Shares, dated November 12, 2020, which is part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP